UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02036497

NO ACT
P.E 1-24-02
1-06991

April 3, 2002

Allison D. Garrett
Vice President & Assistant General Counsel
Wal-Mart Stores, Inc. Legal Team
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, AR 72716-8095

Act 1934
Section
Rule 14A-8
Public Availability 4/3/2002

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 24, 2002

Dear Ms. Garrett:

This is in response to your letters dated January 24, 2002, January 29, 2002, March 6, 2002 and March 28, 2002 concerning the shareholder proposal submitted to Wal-Mart by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund. We also have received letters on behalf of the proponents dated February 22, 2002 and March 21, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAY 2 2 2002
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Samantha M. Biletsky
Associate General Counsel
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

WAL★MART

WAL★MART STORES, INC. LEGAL TEAM
702 S.W. 8TH STREET
BENTONVILLE, AR 72716-8095
PHONE: 479-273-4505
FAX: 479-277-5991

ALLISON D. GARRETT
Vice President & Assistant General Counsel
LAURA JAMES
Paralegal

ANTHONY D. GEORGE
Senior Corporate Counsel I
KRISTOPHER ISHAM
Paralegal

January 29, 2002

Via Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.; Correction to No-Action Request dated January 24, 2002 Relating to an International Labor Organization Standards Shareholder Proposal Submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (the "Proponents")

Ladies and Gentlemen:

On January 24, 2002, Wal-Mart filed a request with the Commission regarding the omission of a shareholder proposal submitted by the Proponents from Wal-Mart's proxy materials for its 2002 Annual Meeting of Shareholders. The second paragraph of the letter states, in pertinent part: "Due to the volume of proxy materials that Wal-Mart must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of its definitive 2002 Proxy Materials on April 5, 2002 so that it may commence mailing the 2002 Proxy Materials by no later than April 12, 2002." The cited sentence contains a typographical error. Wal-Mart intends to commence mailing the proxy materials for its 2002 Annual Meeting of Shareholders by no later than April 15, 2002, and not April 12, 2002.

By copy of this letter, Wal-Mart is notifying the Proponents of its correction of the typographical error contained in the no-action request.

Please call the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further. We apologize for any inconvenience this error may have caused the Staff or the Proponents. Thank you for your consideration.

Respectfully Submitted,

Allison D. Garrett
Vice President and Assistant General Counsel
Wal-Mart Stores, Inc.

005249.00034:645786.01

cc: Patrick Doherty;
New York City Employees' Retirement System
New York City Teachers' Retirement System
New York City Police Pension Fund
New York City Fire Department Pension Fund

WAL★MART

WAL★MART STORES, INC. LEGAL TEAM
702 S.W. 8TH STREET
BENTONVILLE, AR 72716-8095
PHONE: 479-273-4505
FAX: 479-277-5991

ALLISON D. GARRETT
Vice President & Assistant Secretary
LAURA JAMES
Paralegal
DARA CHANTALANGSY
Legal Assistant

ANTHONY D. GEORGE
Sr. Corporate Counsel
KRISTOPHER ISHAM
Paralegal

CINDY MOEHRING
Sr. Corporate Counsel
KRISTY COVINGTON
Sr. Legal Assistant

RECEIVED
02 MAR -7 PM 5:40
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

March 6, 2002

Via Overnight Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.; Response to Letter from The City of New York Office of the Comptroller Regarding No-Action Request dated January 24, 2002 Relating to an International Labor Organization Standards Shareholder Proposal Submitted by New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (collectively, the "Proponents")

Ladies and Gentlemen:

On January 24, 2002, Wal-Mart filed a no-action request with the Securities and Exchange Commission regarding the proposed omission of a shareholder proposal submitted by the Proponents (the "Proposal") from Wal-Mart's proxy materials for its 2002 Annual Meeting of Shareholders (the "No-Action Request"). On February 26, 2002, Wal-Mart received a copy of a letter, dated February 22, 2002, from The City of New York Office of the Comptroller, on behalf of the Proponents, to the Commission in response to the No-Action Request (the "Proponent Letter"). Wal-Mart is submitting this letter only to respond to certain points set forth in the Proponent Letter; therefore, this letter does not restate the contents of, and should be read in conjunction with, the No-Action Request.

In the No-Action Request, Wal-Mart pointed out that the Proposal is false and misleading in violation of Rule 14a-8(i)(3) because it explicitly applies to Wal-Mart's "international suppliers and in its own international production facilities." As Wal-Mart explained in the No-Action Request, Wal-Mart does not have any of its own international production facilities. Therefore, despite the Proponent Letter's protestations to the contrary, the Proposal is drafted in a manner that would mislead Wal-Mart's shareholders on a number of factual matters. The Proponent Letter's assertion, contained in the first paragraph on page 3, that Wal-Mart's statement that it does not have any international production facilities is "semantics" is incomprehensible to Wal-Mart in light of the facts.

The Proposal begins with the statement that Wal-Mart "has extensive overseas operations," and then immediately follows with a statement regarding reports of human rights abuses in the "overseas subsidiaries and suppliers" of some U.S.-based corporations. The Proposal then states that "corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value." The Proposal's juxtaposition of these concepts clearly creates the impression that Wal-Mart owns overseas production facilities, and would induce shareholders to fear that their stock value could suffer as a result of abuses taking place at facilities owned by Wal-Mart. The fact is that Wal-Mart does not own or operate any "overseas operations" that are of the type the Proposal is concerned with, i.e., production facilities. Worldwide, Wal-Mart operates only discount stores, wholesale clubs and, in Mexico, restaurants. This wording would mislead Wal-Mart's shareholders on this point.

The Proposal then states that "a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms . . .." This statement suggests that Wal-Mart does not have an independent monitoring program, which is not the case. Wal-Mart contracts with several independent monitoring organizations, which monitor the compliance of vendors from whom Wal-Mart buys products with Wal-Mart's Supplier Standards. The Proposal would mislead Wal-Mart's shareholders on this point.

Finally, the Proponent Letter cites *PPG Industries* (January 22, 2001) and *K-Mart Corporation* (March 16, 2001) in an attempt to argue that Wal-Mart's no-action request should be denied because the Staff denied the no-action requests of these companies with respect to proposals that were substantially similar to the Proposal. However, whether because PPG Industries and K-Mart did not have this argument available to them, or because neither chose to make this argument, neither company addressed the issue of the misleading wording of the proposals they had received in the manner Wal-Mart has in this letter and in the No-Action Request. In *Division of Corporation Finance: Staff Legal Bulletin No. 14*, the Staff stated that it considers "the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and [its] prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, [the Staff] may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter." *See* SLB No. 14, Section B.6. Since the Staff focuses on the "specific arguments asserted by the company," the fact that Wal-Mart is presenting an argument that was not presented by either PPG Industries or K-Mart leads to the conclusion that the Proponent Letter's reliance on these no-action letters is misguided.

For the foregoing reasons, in addition to the reasons set forth in the No-Action Request, Wal-Mart believes that it may omit the Proposal from the proxy materials for its 2002 Annual Meeting of Shareholders, and requests that the Staff confirm that it will not recommend any enforcement action if Wal-Mart omits the Proposal. Should you disagree with Wal-Mart's conclusions in this matter, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response.

Wal-Mart is sending copies of this letter to each of the Proponents concurrently with its submission to the Staff. Please call the undersigned at (479) 277-0425 if you require additional information or wish to discuss this submission further. Thank you for your consideration.

Respectfully Submitted,

Cindy Moehring

Cindy Moehring
Senior Corporate Counsel
Wal-Mart Stores, Inc.

Doc # 438374

cc: Patrick Doherty
New York City Employees' Retirement System
New York City Teachers' Retirement System
New York City Police Pension Fund
New York City Fire Department Pension Fund

WAL★MART

WAL★MART STORES, INC. LEGAL TEAM
702 S.W. 8TH STREET
BENTONVILLE, AR 72716-8095
PHONE: 479-273-4505
FAX: 479-277-5991

ALLISON D. GARRETT
Vice President & Assistant Secretary
LAURA JAMES
Paralegal
DARA CHANTALANGSY
Legal Assistant
ANTHONY D. GEORGE
Sr. Corporate Counsel
KRISTOPHER ISHAM
Paralegal
CINDY MOEHRING
Sr. Corporate Counsel
KRISTY COVINGTON
Sr. Legal Assistant

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
02 MAR 29 PM 4:40

March 28, 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.; Response to Letter from The City of New York Office of the Comptroller Regarding No-Action Request dated January 24, 2002 Relating to an International Labor Standards Shareholder Proposal Submitted by New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (collectively, the "Proponents")

Ladies and Gentlemen:

On January 24, 2002, Wal-Mart filed a no-action request with the Securities and Exchange Commission regarding the proposed omission of a shareholder proposal submitted by the Proponents (the "Proposal") from Wal-Mart's proxy materials for its 2002 Annual Meeting of Shareholders (the "No-Action Request"). On February 26, 2002, Wal-Mart received a copy of a letter from The City of New York Office of the Comptroller, on behalf of the Proponents, to the Commission in response to the No-Action Request (the "First Proponent Letter"), to which Wal-Mart responded with a letter dated March 6, 2002 (the "First Response Letter"). On March 25, 2002, Wal-Mart received a copy of a second such letter, dated March 21, 2002, on behalf of the Proponents in response to Wal-Mart's response to the first such letter (the "Second Proponent Letter"). Wal-Mart is submitting this letter only to respond to certain points set forth in the Second Proponent Letter; therefore, this letter does not restate the contents of, and should be read in conjunction with, Wal-Mart's No-Action Request and First Response Letter.

The Second Proponent Letter implies that the companies with which Wal-Mart contracts to monitor its suppliers' compliance with the Supplier Standards are under the "influence and control" of Wal-Mart. This is simply not the case. Wal-Mart currently works with four different auditing firms, chosen based on the quality and comprehensiveness of their audit procedures and the availability of their auditors in the regions in which Wal-Mart does business. The four auditing firms that Wal-Mart works with are among the oldest and most respected firms in this relatively new industry. These monitoring companies are independent entities that contract to conduct auditing functions for Wal-Mart, as well as many other companies, on a purely arms' length basis. Wal-Mart does not attempt to influence or control the outcomes of the audits or other monitoring efforts of these firms. In fact, Wal-Mart sees only the final result of their assessments and has no opportunity to influence the result prior to the issuance of an auditing firm's report. Wal-Mart has no interest in obtaining an inaccurate report; on the contrary, Wal-Mart's goal in all of its internal and external monitoring and auditing programs is to obtain an accurate report on each facility examined, so that it may hold its suppliers accountable to applicable standards.

The Second Proponent Letter goes on to state that an appropriate monitoring entity would be one whose "singular goal . . . would be to accurately assess compliance with human rights standards." Wal-Mart does not agree that a monitoring entity should have a "singular goal." Wal-Mart contracts with independent monitoring entities that are able to assess a facility's compliance with a wide range of standards and requirements, including the facility's compliance with the laws of the country and locality in which it is located, compliance with applicable industry standards, and compliance with Wal-Mart's Supplier Standards, which generally include standards related to compensation, workplace environment, working hours, forced or prison labor, child labor, discrimination and human rights and environmental issues. It would not be practicable for Wal-Mart to engage separate outside monitoring entities to audit compliance in each of these areas.

For the foregoing reasons, in addition to the reasons set forth in the No-Action Request and the First Response Letter, Wal-Mart believes that it may omit the Proposal from the proxy materials for its 2002 Annual Meeting of Shareholders, and requests that the Staff confirm that it will not recommend any enforcement action if Wal-Mart omits the Proposal. Should you disagree with Wal-Mart's conclusions in this matter, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response.

Wal-Mart is sending copies of this letter to each of the Proponents concurrently with its submission to the Staff. Please call the undersigned at (479) 273-4505 if you require additional information or wish to discuss this submission further. Thank you for your consideration.

Respectfully Submitted,

Anthony D. George
Senior Corporate Counsel
Wal-Mart Stores, Inc.

cc: New York City Employees' Retirement System
New York City Teachers' Retirement System
New York City Police Pension Fund
New York City Fire Department Pension Fund

WAL★MART

WAL★MART STORES, INC. LEGAL TEAM
702 S.W. 8TH STREET
BENTONVILLE, AR 72716-8095
PHONE: 479-273-4505
FAX: 479-277-5991

ALLISON D. GARRETT
Vice President & Assistant General Counsel
LAURA JAMES
Paralegal

ANTHONY D. GEORGE
Senior Corporate Counsel I
KRISTOPHER ISHAM
Paralegal

January 24, 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Omit a International Labor Standards Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart," or the "Company") files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2002 Annual Meeting of Shareholders (the "2002 Proxy Materials"). The Proposal was submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (collectively, the "Proponents"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2002 Proxy Materials for the reasons described below. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

Due to the volume of proxy materials that Wal-Mart must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of its definitive 2002 Proxy Materials on April 5, 2002 so that it may commence mailing the 2002 Proxy Materials by no later than April 12, 2002. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

The Proposal

On December 14, 2001, Wal-Mart received a letter from the office of the Comptroller of New York City on behalf of the Proponents requesting that the Proposal be included in Wal-Mart's 2002 Proxy Materials. The Proposal requests that the Company commit to the implementation of a code of corporate conduct based on the United Nations International Labor Organization ("ILO") standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

Grounds for Exclusion

Wal-Mart intends to omit the Proposal from its 2002 Proxy Materials pursuant to Rule 14a-8(i) on the grounds that (a) the Proposal is false and misleading in violation of Rule 14a-9; (b) the Proposal is substantially implemented; and (c) the Proposal relates to Wal-Mart's ordinary business operations.

The Proposal is False and Misleading in Violation of Rule 14a-9 (Rule 14a-8(i)(3))

Rule 14a-8(i)(3) permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides, in pertinent part, that:

> "(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . .."

The Proposal requests the implementation of standards by Wal-Mart that would apply to Wal-Mart's "international suppliers and in its own international production facilities." The Proposal is false and misleading in that Wal-Mart does not have any "international production facilities." Therefore, half of what the Proposal discusses and requests does not apply to Wal-Mart. For this reason, the Company believes that the Proposal, which discusses abuses by other companies at their "overseas subsidiaries and suppliers" and corporate violations of human rights in these "overseas operations," and by implication appears to link Wal-Mart to these types of abuses and violations, would be misleading to Wal-Mart's shareholders. Additionally, if the Company's shareholders were to vote in favor of the Proposal, the Company would be able to implement only half of what the Proposal requests.

For this reason, as the Proposal is would be misleading to shareholders if it were included in the 2002 Proxy Materials, and impossible for Company management to fully implement if it were adopted by the shareholders, Wal-Mart has concluded that it may omit the Proposal from its 2002 Proxy Materials in accordance with Rule 14a-8(i)(3).

The Proposal is Substantially Implemented (Rule 14a-8(i)(10))

Rule 14a-8(i)(10) permits a company to omit a shareholder proposal that has been substantially implemented. The portion of the Proposal that is applicable to Wal-Mart seeks to cause Wal-Mart to adopt standards to protect workers employed by its suppliers in production facilities outside the United States. This portion of the Proposal is substantially implemented in the form of Wal-Mart's Standards for Suppliers (the "Supplier Standards"), a copy of which is attached to this letter as Exhibit B. The following is a comparison of the principles included in the Proposal and the corresponding principles of the Supplier Standards:

The Proposal states: "There shall be no use of child labor." The Supplier Standards state: "Wal-Mart will not tolerate the use of child labor in the manufacture of products it sells. Wal-Mart will not accept products from Supplier Partners that utilize in any manner child labor in their contracting, subcontracting or other relationships for the manufacture of their products. No person shall be employed at an age younger than 15 (or 14 where the law of the country of manufacture allows) or younger than the age for completing compulsory education in the country of manufacture where such age is higher than 15." Wal-Mart has substantially implemented this principle of the Proposal.

The Proposal states: "Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor." The Supplier Standards state: "Forced or prison labor will not be tolerated by Wal-Mart. Supplier Partners shall maintain employment on a voluntary basis. Wal-Mart will not accept products from Supplier Partners who utilize in any manner forced labor or prison labor in the manufacture or in their contracting, subcontracting or other relationships for the manufacture of their products." Wal-Mart's only exception to this Supplier Standard is that it purchases products from suppliers with production facilities in Turkey, which has a law, Turkish Labour Law 1475, Title 4, Section 8.2) that prisoners be rehabilitated through compensated employment in the private sector. According to this law, in facilities with 50 or more workers, employers are required to employ 2% of their workers as prison laborers, for the purpose of rehabilitation. Wal-Mart respects the obligation of its suppliers in Turkey to comply with this legal requirement because the purpose of the law is rehabilitation. Wal-Mart requires that the prisoner employees of its suppliers with facilities in Turkey be compensated at the same levels as non-prisoner employees in Turkey who are employed in the same positions. In contrast, Wal-Mart will not place orders from supplier production facilities located in Burma because, while Burma's law regarding prison labor is similar to Turkey's, Burma does not allow the prisoners to be compensated for their labor. Because Turkey is the only exception to Wal-Mart's general policy, and because this exception was made based on a belief that the law in question is not harmful to the individuals involved, Wal-Mart believes that it has substantially implemented this principle of the Proposal.

The Proposal states: "There shall be no discrimination or intimidation in employment. Equality of opportunity shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics." The Supplier

Standards state: "Wal-Mart recognizes that cultural differences exist and different standards apply in various countries, however, we believe that all terms and conditions of employment should be based on an individual's ability to do the job, not on the basis of personal characteristics or beliefs. Wal-Mart favors Supplier Partners who have a social and political commitment to basic principles of human rights and who do not discriminate against their employees in hiring practices or any other term or condition of work, on the basis of race, color, national origin, gender, religion, disability, or other similar factors." Wal-Mart has substantially implemented this principle of the Proposal. The fact that the list of protected characteristics in the Supplier Standards is not identical to the list provided in the Proposal is not significant, as the Supplier Standards contain the catch-all phrase "other similar factors," which is intended to include factors such as those that are listed in the Proposal but not specifically enumerated in the Supplier Standards.

The Proposal states: "Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions." The Supplier Standards do not contain an explicit counterpart to this statement, because Wal-Mart considers an individual's status as a workers' representative at a supplier's facility to be a "personal characteristic or belief" that is protected under the "Discrimination/Human Rights" supplier standard that is set forth in the above paragraph. Thus, Wal-Mart believes that it has substantially implemented this principle of the Proposal.

The Proposal states: "All workers have the right to form and join trade unions and to bargain collectively." Although the Supplier Standards do not contain an explicit counterpart to this statement, Wal-Mart requires that all of its Supplier Partners "comply with the legal requirements and standards of their industry under the national laws of the countries in which the Supplier Partners are doing business, including the labor and employment laws of those countries, and any applicable U.S. laws. Should the legal requirements and standards of the industry conflict, Supplier Partners must, at a minimum, be in compliance with the legal requirements of the country in which the products are manufactured. If, however, the industry standards exceed the country's legal requirements, Wal-Mart will favor Supplier Partners who meet such industry standards." Wal-Mart is currently auditing its suppliers for compliance with the employment laws of the countries in which they operate. If a country's laws provide for a right to form trade unions and a supplier does not comply, then Wal-Mart will cease doing business with that supplier. Thus, Wal-Mart believes that it has substantially implemented this principle of the Proposal.

Finally, the Proposal requests that the Company "commit to a program of outside, independent monitoring of compliance with these standards." The Supplier Standards provide that, "[t]o further assure proper implementation of and compliance with the standards set forth herein, Wal-Mart or a third party designated by Wal-Mart will undertake affirmative measures, such as on-site inspection of production facilities, to implement and monitor said standards. Any Supplier Partner which fails or refuses to comply with these standards is subject to immediate cancellation of any and all outstanding orders, refuse or return any shipment, and otherwise cease doing business with Wal-Mart." The Supplier Standards also state that Wal-Mart "reserves the right to make periodic, unannounced inspections of Supplier Partner's facilities to satisfy itself of Supplier Partner's compliance with these standards." In order to ensure that its suppliers are in full compliance with the Supplier Standards, Wal-Mart administers a rigorous certification program to which all suppliers must submit if they wish to sell products to Wal-Mart. See the Audit Procedures, which are distributed by Wal-Mart to all of its suppliers, a copy of which is a attached to this letter as Exhibit C. According to the Audit Procedures, each supplier must submit to an annual certification audit, in which Wal-Mart or an authorized third party inspects the production facility for compliance with the Supplier Standards. The audit includes interviews with a number of the supplier's employees, which are conducted for the purpose of verifying the findings and observations of the auditor. Anywhere between 10 and 30 employees will be interviewed during an audit, depending on the size of the factory. As is clear from the statements made in the Supplier Standards and from the Audit Procedures, Wal-Mart is committed to monitoring compliance with the Supplier Standards, and believes that its monitoring programs achieve the goal of the Proposal, which is to ensure that monitoring programs are in place that will prevent violations of the standards set forth in the Proposal and the Supplier Standards. Therefore, Wal-Mart believes that it has substantially implemented this principle of the Proposal.

As described above, the subject matter of the Proposal is already addressed by Wal-Mart's current policies and practices. Therefore, Wal-Mart considers the Proposal to be substantially implemented, and has thus concluded that it may omit the Proposal from its 2002 Proxy Materials in accordance with Rule 14a-8(i)(10).

The Proposal Relates to Wal-Mart's Ordinary Business Operations (Rule 14a-8(i)(7))

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 40018 (May 21, 1998), the Commission noted that the policy underlying the ordinary business exclusion rests on two central policy considerations. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal violates both of these policy considerations. By attempting to cause the Company to adopt particular employment rules and guidelines, the Proposal seeks to interfere in the Company's management of its workforce. In Release No. 40018, the Commission stated that management of the workforce is one example of a task that is fundamental to management's ability to run a company. Additionally, the intended effect of the Proposal is the micro-management of the Company's employment practices by the shareholders. The Staff has found that proposals relating to ordinary workplace decisions and activities, such as labor relations, may be excluded under Rule 14a-8(i)(7). See, e.g., *Wal-Mart Stores, Inc.* (March 15, 1999); *K-Mart Corp.* (March 12, 1999); *The Warnaco Group* (March 12, 1999); *United Technologies Co.* (February 19, 1993); and *Unisys Corp.* (February 19, 1993). In particular, the first two principles identified in the Proposal, which deal with labor unions, are inherently associated with the ordinary business relationship between management and labor. See *Intel Corp.* (March 8, 2000). The Staff has recognized that proposals calling for companies to adopt specific codes of conduct addressing the rights of employees to organize and maintain unions are simply "employment matters for the general workforce, including employee relations," and are therefore "matters relating to the conduct of ordinary business operations." See *Modine Manufacturing Co.* (May 6, 1998).

As the Proposal deals with a matter that involves Wal-Mart's ordinary business operations and is thus not a matter that should be subject to direct shareholder control, Wal-Mart has concluded that it may omit the Proposal from its 2002 Proxy Materials in accordance with Rule 14a-8(i)(7).

<u>Conclusion</u>

Based on the foregoing representations, Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from Wal-Mart's 2002 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2002 Proxy Materials.

By copy of this letter, the Proponents are being notified of Wal-Mart's intention to omit the Proposal from its 2002 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Allison D. Garrett
Vice President and Assistant General Counsel
Wal-Mart Stores, Inc.

cc: Patrick Doherty;
New York City Employees' Retirement System
New York City Teachers' Retirement System
New York City Police Pension Fund
New York City Fire Department Pension Fund

Enclosures

EXHIBIT A
PROPOSAL AND RELATED CORRESPONDENCE

WAL MART, INC. /GLOBAL HUMAN RIGHTS STANDARDS

Whereas, Wal Mart, Inc. currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions , and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, these standards incorporate the conventions of the United Nation's International Labor Organization (ILO) on workplace human rights which include the following principles:

1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)
2) Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions.(ILO Convention 135)
3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)
4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)
5) There shall be no use of child labor. (ILO Convention 138),and,

Whereas, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

EXHIBIT B
SUPPLIER STANDARDS

Supplier No:___ Department No.:___ Effective Date: ___

WAL-MART STORES, INC.

STANDARDS FOR SUPPLIERS

Wal-Mart Stores, Inc. ("Wal-Mart") has enjoyed success by adhering to three basic principles since its founding in 1962. The **first principle** is the concept of providing value and service to our customers by offering quality merchandise at low prices every day. Wal-Mart has built the relationship with its customers on this basis, and we believe it is a fundamental reason for the Company's rapid growth and success. The **second principle** is corporate dedication to a partnership between the Company's associates (employees), ownership and management. This concept is extended to Wal-Mart's Supplier Partners who have increased their business as Wal-Mart has grown. The **third principle** is a commitment by Wal-Mart to the communities in which stores and distribution centers are located.

Wal-Mart strives to conduct its business in a manner that reflects these three basic principles and the resultant fundamental values. Each of our Supplier Partners, including our Supplier Partners outside the United States, are expected to conform to those principles and values and to assure compliance in all contracting, subcontracting or other relationships.

Since Wal-Mart believes that the conduct of its Supplier Partners can be transferred to Wal-Mart and affect its reputation, Wal-Mart requires that its Supplier Partners conform to standards of business practices which are consistent with the three principles described above. More specifically, Wal-Mart requires conformity from its Supplier Partners with the following standards, and hereby reserves the right to make periodic, unannounced inspections of Supplier Partner's facilities to satisfy itself of Supplier Partner's compliance with these standards:

1. **COMPLIANCE WITH APPLICABLE LAWS**
   All Supplier Partners shall comply with the legal requirements and standards of their industry under the national laws of the countries in which the Supplier Partners are doing business, including the labor and employment laws of those countries, and any applicable U.S. laws. Should the legal requirements and standards of the industry conflict, Supplier Partners must, at a minimum, be in compliance with the legal requirements of the country in which the products are manufactured. If, however, the industry standards exceed the country's legal requirements, Wal-Mart will favor Supplier Partners who meet such industry standards. Supplier Partners shall comply with all requirements of all applicable governmental agencies. Necessary invoices and required documentation must be provided in compliance with the applicable law. Supplier Partners shall warrant to Wal-Mart that no merchandise sold to Wal-Mart infringes the patents, trademarks or copyrights of others and shall provide to Wal-Mart all necessary licenses for selling merchandise sold to Wal-Mart which is under license from a third party. All merchandise shall be accurately marked or labeled with its country of origin in compliance with applicable laws and including those of the country of manufacture. All shipments of merchandise will be accompanied by the requisite documentation issued by the proper governmental authorities, including but not limited to Form A's, import licenses, quota allocations and visas and shall comply with orderly marketing agreements, voluntary restraint agreements and other such agreements in accordance with applicable law. The commercial invoice shall, in English and in any other language deemed appropriate, accurately describe all the merchandise contained in the shipment, identify the country of origin of each article contained in the shipment, and shall list all payments, whether direct or indirect, to be made for the merchandise, including, but not limited to any assists, selling commissions or royalty payments. Backup documentation, and any Wal-Mart required changes to any documentation, will be provided by Supplier Partners promptly. Failure to supply complete and accurate information may result in cancellation or rejection of the goods.

2. **EMPLOYMENT**

Wal-Mart is a success because its associates are considered "partners" and a strong level of teamwork has developed within the Company. Wal-Mart expects the spirit of its commitment to be reflected by its "Supplier Partners" with respect to their employees. At a minimum, Wal-Mart expects its "Supplier Partners" to meet the following terms and conditions of employment:

Compensation

"Supplier Partners" shall fairly compensate their employees by providing wages and benefits which are in compliance with the national laws of the countries in which the "Supplier Partners" are doing business or which are consistent with the prevailing local standards in the countries in which the "Supplier Partners" are doing business, if the prevailing local standards are higher. Supplier Partners shall fully comply with the wage and hour provisions of the Fair Labor Standards Act, if applicable, and shall use only subcontractors who comply with this law, if applicable.

Hours of Labor

"Supplier Partners" shall maintain reasonable employee work hours in compliance with local standards and applicable national laws of the countries in which the Supplier Partners are doing business. Employees shall not work more hours in one week than allowable under applicable law, and shall be properly compensated for overtime work. We favor "Supplier Partners" who comply with the statutory requirements for working hours for employees and we will not use suppliers who, on a regularly scheduled basis, require employees to work in excess of the statutory requirements without proper compensation as required by applicable law. Employees should be permitted reasonable days off (which we as at least one day off for every seven-day period) and leave privileges.

Forced Labor/Prison Labor

Forced or prison labor will not be tolerated by Wal-Mart. Supplier Partners shall maintain employment on a voluntary basis. Wal-Mart will not accept products from Supplier Partners who utilize in any manner forced labor or prison labor in the manufacture or in their contracting, subcontracting or other relationships for the manufacture of their products.

Child Labor

Wal-Mart will not tolerate the use of child labor in the manufacture of products it sells. Wal-Mart will not accept products from Supplier Partners that utilize in any manner child labor in their contracting, subcontracting or other relationships for the manufacture of their products. No person shall be employed at an age younger than 15 (or 14 where the law of the country of manufacture allows) or younger than the age for completing compulsory education in the country of manufacture where such age is higher than 15.

Discrimination/Human Rights

Wal-Mart recognizes that cultural differences exist and different standards apply in various countries, however, we believe that all terms and conditions of employment should be based on an individual's ability to do the job, not on the basis of personal characteristics or beliefs. Wal-Mart favors Supplier Partners who have a social and political commitment to basic principles of human rights and who do not discriminate against their employees in hiring practices or any other term or condition of work, on the basis of race, color, national origin, gender, religion, disability, or other similar factors.

3. **WORKPLACE ENVIRONMENT**
Wal-Mart maintains a safe, clean, healthy and productive environment for its associates and expects the same from its Supplier Partners. Supplier Partners shall furnish employees with safe and healthy working conditions. Factories working on Wal-Mart merchandise shall provide adequate medical facilities, fire exits and safety equipment, well lighted and comfortable workstations, clean restrooms, and adequate living quarters where necessary. Workers should be adequately trained to perform their jobs safely.
Wal-Mart will not do business with any "Supplier Partner" that provides an unhealthy or hazardous work environment or which utilizes mental or physical disciplinary practices.

4. **CONCERN FOR THE ENVIRONMENT**
We believe it is our role to be a leader in protecting our environment. We encourage our customers and associates to always Reduce, Reuse, and Recycle. We also encourage our Supplier Partners to reduce excess packaging and to use recycled and non-toxic materials whenever possible. We will favor Supplier Partners who share our commitment to the environment.

5. **"BUY AMERICAN" COMMITMENT**
Wal-Mart has a strong commitment to buy as much merchandise made in the United States as feasible. Supplier Partners are encouraged to buy as many materials and components from United States sources as possible and communicate this information to Wal-Mart. Further, Supplier Partners are encouraged to establish U.S. manufacturing operations.

6. **REGULAR INSPECTION AND CERTIFICATION BY SUPPLIER PARTNER**
Supplier Partner shall designate, on a copy of the Wal-Mart Supplier Partner Inspection and Certification Form, one or more of its officers to inspect each of its facilities which produces merchandise sold to Wal-Mart. Such inspections shall be done on at least a quarterly basis to insure compliance with the standards, terms and conditions set forth herein. The Supplier Partner Officer designated to perform such inspections shall certify to Wal-Mart following each inspection (i) that he or she performed such inspection, and (ii) that the results reflected on such compliance inspection form are true and correct.

All charges related to the inspection and certification of such facilities shall be paid fully by the Supplier Partner. Supplier Partner shall maintain the completed Inspection and Certification Forms on file at each facility and shall make the forms readily accessible to Wal-Mart, its agents or employees when requested. Any Supplier Partner which fails or refuses to comply with these standards is subject to immediate cancellation of any and all outstanding orders, refusal or return of any shipment, and termination of its business relationship with Wal-Mart.

7. **RIGHT OF INSPECTION**
To further assure proper implementation of and compliance with the standards set forth herein, Wal-Mart or a third party designated by Wal-Mart will undertake affirmative measures, such as on-site inspection of production facilities, to implement and monitor said standards. Any Supplier Partner which fails or refuses to comply with these standards is subject to immediate cancellation of any and all outstanding orders, refuse or return any shipment, and otherwise cease doing business with Wal-Mart.

8. **CONFIDENTIALITY**
Supplier Partner shall not at any time, during or after the term of this Agreement, disclose to others and will not take or use for its own purposes or the purpose of others any trade secrets, confidential information, knowledge, designs, data, know-how, or any other information considered logically as "confidential." Supplier Partner recognizes that this obligation applies not only to technical information, designs and marketing, but also to any business information that Wal-Mart treats as confidential. Any information that is not readily available to the public shall be considered to be a trade secret and confidential. Upon termination of this Agreement, for any cause, Supplier Partner shall return all items belonging to Wal-Mart and all copies of documents containing Wal-Mart's trade secrets, confidential information, knowledge, data or know-how in Supplier Partner's possession or under Supplier Partner's control.

9. **WAL-MART GIFT AND GRATUITY POLICY**
Wal-Mart Stores, Inc. has a very strict policy which forbids and prohibits the solicitation, offering or acceptance of any gifts, gratuities or any form of "pay off" or facilitation fee as a condition of doing business with Wal-Mart; as a form of gratitude, or as an attempt to gain favor or accept merchandise or services at a lesser degree than what was agreed. Wal-Mart believes in delivering and receiving only the total quantity agreed.

Any Supplier Partner, factory or manufacturer who violates such policy by offering or accepting any form of gift or gratuity to any associate, employee, agent or affiliate of Wal-Mart Stores, Inc. will be subject to all loss of existing and future business, regardless of whether the gift or gratuity was accepted. In addition, a Supplier Partner, factory or manufacturer who violates such policy, will be reported to the appropriate governmental authorities of the Supplier Partner's respective and affiliated countries.

Failure to report such information will result in severe action against such Supplier Partner, trading company or factory including but not limited to termination of all existing and future business relationships and monetary damages.

A copy of these Standards for Supplier Partners shall be posted in a location visible to all employees at all facilities that manufacture products for Wal-Mart Stores, Inc.

Any person with knowledge of a violation of any of these standards by a Supplier Partner or a Wal-Mart associate should call 1-800-WM-ETHIC (1-800-963-8442) (in countries other than the United States, dial AT&T's U.S.A. Direct Number first) or write to: Wal-Mart Stores, Inc., Business Ethics Committee, 702 SW 8th St., Bentonville, AR 72716-8095.

As an officer of ______________________________, a Supplier Partner of Wal-Mart, I have read the principles and terms described in this document and understand my company's business relationship with Wal-Mart is based upon said company being in full compliance with these principles and terms. I further understand that failure by a Supplier Partner to abide by any of the terms and conditions stated herein may result in the immediate cancellation by Wal-Mart of all outstanding orders with that Supplier Partner and refusal by Wal-Mart to continue to do business in any manner with said Supplier Partner. I am signing this statement, as a corporate representative of _________________________, to acknowledge, accept and agree to abide by the standards, terms and conditions set forth in this Memorandum of Understanding between my company and Wal-Mart. I hereby affirm that all actions, legal and corporate, to make this Agreement binding and enforceable against ______________________ have been completed.

SUPPLIER PARTNER COMPANY NAME,
ADDRESS, TELEPHONE AND FAX NUMBER

Signature:

____

____

____

Typed

Name:____________________________________

Title

____

____

____

____

EXHIBIT C
AUDIT PROCEDURES

Audit Procedures

Frequency

All new factories must be audited with a certified "Pass" or "Probation" prior to placing orders for merchandise for Wal-Mart Stores, Inc.

All factories currently producing Wal-Mart orders must be certified as "Pass" or "Probation" for additional placement of orders.

Factories that produce Wal-Mart merchandise are required to be audited on a yearly basis. The resulting assessment is tied to a follow up schedule for re-audits. (See P. 29 for Assessment Definitions.) As a courtesy, Wal-Mart will contact Suppliers to remind them of audit expiry date 90 days prior to certification anniversary / expiry date.

Factories with noncompliant audit findings require confirmation of appropriate supporting documentation denoting implemented corrective actions (i.e. photos of corrected violations, photocopies of corrected violations, etc.) prior to scheduling follow up audits.

Scheduling

Audits are scheduled by Wal-Mart-authorized third party organizations such as PriceWaterhouseCoopers, Intertek Testing Service, STR, SGS, etc., in addition to our Agent PREL, who audits only direct imports where Wal-Mart is identified as the shipper of record.

Suppliers will need to complete the documents located in Appendix I and submit them to Wal-Mart Factory Certification at the address noted in the documents.

Please note: Third party auditors have been instructed to reference all Wal-Mart-related calls from Suppliers and/or factories back to Wal-Mart Factory Certification.

Contractors and Subcontractors

At times, a contractor hires another factory to share in part or all of the production of an order for merchandise for the Supplier. This arrangement might include embroidery for the placket on a blouse, injection molding of the details for a toaster, or start-to-finish production of a stuffed toy. If a factory is hired to produce any portion of the merchandise for a contractor of the Supplier such as illustrated in the examples above, the factory is considered to be a Subcontractor.

Factory Certification will be required at Subcontractor's factories if:

A. The Subcontractor is responsible for a significant portion of the manufacturing process of the product being sold to Wal-Mart OR
B. A Wal-Mart label is transported to the factory as part of an assembly or to be assembled at that factory.

A list of subcontracting factories and contact information as advised by the factory is located under the Subcontracting section of the audit findings report.

The Audit

Audit teams are required to be conversant in the local language.

When auditors first arrive at the factory and meet with factory management, factory management should provide the completed Factory Questionnaire that is included in the Factory Certification Packet forwarded to each Supplier. Auditors will confirm all factory information submitted for verification.

On concluding the initial interview, the auditor will conduct a factory walk-through. Typically, the auditor conducts the walk-through with minimal assistance from factory management. Minimal oversight allows the auditor to perform the audit in the most efficient way possible. Obviously, time allocated to this portion of the audit varies substantially depending on the size of the factory.

Auditors will speak with factory employees briefly on the production floor, asking questions regarding operation of machinery as well as other issues impacting Wal-Mart's Supplier Standards. Additionally, auditors may measure spaces, test fire equipment and other equipment under controlled conditions, as well as checking general maintenance records.

Upon completion of the walk-through, auditors will request documentation related to personnel, time and pay records. Again payroll review varies depending on the size of the factory.

Employee Interviews

Employee interviews are accepted as an industry standard in assessing code of conduct (Supplier Standard) issues. Wal-Mart considers the input of employees an integral component of the Audit process. Findings and observations are verified through confirmation of employees.

Employee interviews are conducted away from the production floor in a private area. Ideally, factory management should provide a private room. Under no circumstances are interviews conducted with factory management or their representatives present. The objective of these interviews is to find out what the worker has to say relevant to the audit.

Interviews typically take between 5 and 15 minutes. No less than 10 workers and no more than 30, depending on the size of the factory, are interviewed. Ideally, interviews are representative of the male/female mix in the factory as well as the distribution of the departments present in the factory, although it is preferable to interview workers in key production operations positions. Typically, auditors will identify individuals for interviewing during the walk-through of the factory. Some workers may, however, be requested for interviewing as a result of observations surfaced in the document review portion of the audit.

Factory Visit Recap

The audit findings are summarized in a closing meeting with the factories. Areas noted out of compliance with Wal-Mart Supplier Standards are discussed with factory management as requiring corrective action. This recap is formalized in a corrective action plan.

Wal-Mart Factory Certification bases it assessment and follow up documentation requirements on the assessment generated by the audit and reviewed with manufacturers during the audit recap.

There have been occasions where audit findings were not fully discussed with factory management prior to leaving the factory. Wal-Mart considers the safety of those employed on behalf of Wal-Mart equally important as those employed to produce the merchandise that is then sold in our stores.

Auditors are required to leave a copy of the signed audit findings for factory management to keep so that the factory has a record of the deficiencies observed during the audit.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Writer's Direct Dial: (212) 669-2376
Facsimile: (212) 815-8557
sbilets@comptroller.nyc.gov

February 22, 2002

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
02 MAR -5 PM 5:21
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: Wal-Mart Stores, Inc.;
New York City Employees' Retirement System, New York City Teachers' Retirement System, New York City Police Pension Fund, and the New York City Fire Department Pension Fund Shareholder Proposal

To Whom It May Concern:

I write on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund (the "Funds") in response to the January 24, 2002 letter sent to the Securities and Exchange Commission by the Vice President and Assistant General Counsel of Wal-Mart on behalf of Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company"). In that letter, Wal-Mart contends that the Funds' shareholder proposal (the "Proposal") may be excluded from the Company's 2002 proxy statement and form of proxy (the "Proxy Materials").

Wal-Mart argues that the Proposal may be omitted under Rule 14a-8. I have reviewed the Proposal, the January 24, 2002 letter, and relevant Commission decisions. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from Wal-Mart's 2002 Proxy Materials. Accordingly, the Funds respectfully request that the Division deny the relief that Wal-Mart seeks.

I. The Proposal

The Proposal consists of a series of whereas clauses followed by a resolution. The whereas clauses describe: (a) five internationally recognized ILO workers' rights standards relating to trade unions and collective bargaining, worker representation, discrimination, child, prison and forced labor; and (b) a system of independent monitoring. These clauses are followed by a resolve clause that states:

> Therefore, be it resolved that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

Thus the Proposal is, in effect, bipartite. The Company is requested to commit itself and hold its international suppliers to a code of conduct based on a limited number of specified human rights standards and to the outside monitoring of that compliance.

II. The Company's Opposition and The Funds' Response

Wal-Mart has requested that the Division grant "no-action" relief pursuant to three provisions of SEC Rule 14a-8: (1) Rule 14a-8(i)(3), which prohibits false and misleading statements; (2) Rule 14a-8(i)(10), which permits a company to omit a shareholder proposal that has been substantially implemented; and (3) Rule 14a-8(i)(7), which applies to matters concerning a company's "ordinary business". Pursuant to Rule 14a-8(g), Wal-Mart bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed, in each instance, to meet that burden.

A. The Proposal is Not False or Misleading and May Not Be Omitted Under Rule 14a-8(i)(3).

Wal-Mart argues that it does not have any "international production facilities" and since the Proposal calls for the implementation of standards by Wal-Mart's "international suppliers and in its own international production facilities," the Proposal is false and misleading because only half the Proposal pertains to Wal-Mart. Additionally, Wal-Mart argues that the Proposal, which discusses violations of human rights in overseas operations "appears to link Wal-Mart to these types of abuses and violations, [and this] would be misleading to Wal-Mart's shareholders." Wal-Mart further argues that if shareholders vote in favor of the Proposal, only half of it would be able to be implemented.

Wal-Mart's arguments are specious at best. A recent report by the National Labor Committee entitled "Made In China: The Role of U.S. Companies In Denying Human Worker Rights" (2000) (hereinafter "NLC Report")[1] calls Wal-Mart the "largest importer of goods into the United States." The NLC Report estimates that Wal-Mart uses 1,000 contractors in China.[2] Wal-Mart enters into contracts for production of goods overseas. It contracts in China and other countries known for violating workers' human rights. In fact,

---

1 Part of the NLC Report – the Introduction and the section pertaining to Wal-Mart, is attached as Exhibit 1. This report was printed from the NLC's website: www.nlcnet.org.

2 This is an estimate because Wal-Mart refused to provide to anyone a list of factories it uses in China. See <u>NLC Report.</u>

Wal-Mart argues later that it has supplier standards similar to the Proposal here and therefore has substantially implemented the Proposal and therefore should not have to include the Proposal in its proxy materials. Although, as will be discussed below, I do not believe the standards in place are similar or have been substantially implemented, the point here is that Wal-Mat obviously believed it needed to have standards for its overseas suppliers. The claim that these resources are not "international production facilities" and thus the Proposal is misleading is based solely on semantics and must be rejected.

Additionally, Wal-Mart's shareholders would not be misled by the "implication [that] appears to link Wal-Mart" to corporate violations of human rights. In K-Mart Corporation (March 16, 2001), Staff denied K-Mart's request to omit a similar proposal to the one at issue here under 14a-8(i)(3). K-Mart argued that "[t]he language and imagery contained in the majority of the "Whereas" clauses carries with it the implication that the Company actually buys goods produced in sweatshop conditions where human rights abuses and unfair labor practices are rife." In response, the proponents pointed out just one article that appeared in the Milwaukee Journal Sentinel (on February 24, 2001) a few days before the writing of their letter that reported an investigation by the U.S. General Accounting Office into alleged human rights violations by one of K-Mart's overseas suppliers. The proponents prevailed.

Here, Wal-Mart has been linked to corporate violations of human rights overseas in high-profile television stories and written stories. For example, an article recently appeared in the Record in Bergen County New Jersey describing a recent report released by the NLC in January 2002 on the horrific convictions in toy factories in China.[3] The article highlights the recommendation of the report, which calls on major toy retailers, such as Wal-Mart and Target to insist on fair wages and humane conditions for workers. See (The Record, February 17, 2002). See also NLC Report and Business Week - A Life of Fines and Beating, October 2, 2000 (discussing Wal-Mart's self-policing failures at a Chinese sweatshop that made Kathy Lee Gifford handbags for Wal-Mart). Many shareholders are no doubt well aware of the publicity Wal-Mart has received, and is still receiving in the area of human rights violations and its overseas suppliers, so the Proposal would not mislead shareholders.

In fact, the Commission has agreed the Proposal is clear, as it has recently allowed an identical proposal submitted by the New York City Employees' Retirement System and the New York City Teachers' Retirement System (two of the retirement systems submitting the Proposal at issue here) to be included in a proxy statement. See The Stride Rite Corporation (January 16, 2002). See also PPG Industries (where Staff declined to omit a virtually identical proposal to the Proposal at issue here under Rule 14a-8(i)(3) grounds.

B. The Proposal May Not be Excluded Under Rule 14a-8(i)(10) as it is has not been

3 See Toys of Misery – A Report on the Toy Industry in China (January 2002) (discussing the horrendous conditions and miniscule wages paid to Chinese toy factory workers that Wal-Mart and other companies contract with). This repot was printed form the NLC's website: www.nlcnet.org. See page 5 of the report, which states in a typical factory in China, workers have never heard of Wal-Mart's code of conduct.

Substantially Implemented

Wal-Mart argues that since it has Standards for Suppliers (the "Supplier Standards") in place that cover some of the same topics as the Proposal, such as child, forced and prison labor, and discrimination, it has substantially implemented the Proposal. Wal-Mart further argues its Supplier Standards and Audit Procedures contain monitoring provisions to ensure compliance and that this further evinces substantial implementation of the Proposal.

However, the Division has viewed as proper shareholder action, such proposals as the Sullivan Principles, the CERES principles, the MacBride Principles, and proposals containing global human rights standards, regardless of whether a company had an existing code of conduct in place.

In PPG Industries, Inc. (January 22, 2001), PPG was denied "no-action" relief in its attempt to omit a proposal virtually identical to the Proposal at issue here. PPG argued the proposal had been substantially implemented because along with applicable U.S. laws it was required to follow, it had an Equal Employment Opportunity policy, a Global Code of Ethics which required compliance with local foreign law as a minimum standard, and monitoring by the company to ensure compliance. PPG also noted that its code of ethics called for observing PPG standards that went beyond the local foreign minimum. The proponents in PPG, however, that PPG's code made no reference to the right to form and join trade unions or the right for workers' representatives to carry out their functions. The proponents further argued that the company's general statements about following local foreign laws and sometimes following applicable higher PPG standards fell "far short of the specificity on the cited topics" that their resolution sought. The proponents prevailed. See also Oracle Corporation (August 15, 2000) (a similar case in which the Division denied relief on Rule 14a-8(i)(10) grounds even though Oracle argued that a proposal to adopt "U.S. Principles for Human Rights of Workers in China" was substantially implemented because it already had in place its own code of conduct, an employee handbook and it followed applicable law.). The proponents in Oracle also cited specific elements of their resolution that were not addressed in the company's code of conduct. See also Texaco Inc., (January 30, 2001) (Staff refused to allow the company to omit a proposal similar to the one at issue here on Rule 14a-8(i)(10) grounds; proponents argued the company's policies did not address each element of the proposal and the elements that were addressed by the company did not offer the same degree of protection as the ILO code principles).

As in PPG, Wal-Mart's Supplier Standards do contain references to some of the specifics covered in the Fund's Proposal, but some points are not specifically addressed at all or are not as comprehensive or specific and/or do not offer as much protection. There is, for example, no reference to the Proposal's first two points involving the right to form and join trade unions, or the right of worker representatives to carry out their functions. Also, the discrimination provision is not as comprehensive as the one in the

Proposal, and the catchall phrase does not cure this difference. Further, Wal-Mart's Supplier Standards purport to following the laws of the country in which its suppliers are doing business and state that if the "industry standard" exceeds the country's legal requirements, Wal-Mart will "favor" the suppliers who meet industry standards. In contrast, the Proposal calls for the Company to implement a code of conduct based on five ILO standards, which are often higher than the laws of the country where the suppliers are doing business. The Proposal commits the Company to implement standards, and not just "favor" higher standards. Even if there are laws in place on some of these labor rights in the foreign countries, they are rarely, if ever, enforced. For example, even though the China constitution provides for "freedom of association," in practice, this right does not actually exist. See U.S. Department of State Report – "China: Country Reports on Human Rights Practices – 2000 (hereinafter "State Department Report").[4]

Moreover, Wal-Mart's Supplier Standards are either enforced by Wal-Mart or a third party it designates to audit. The Proposal, however, calls for independent monitoring by a "respected human rights" or "religious organizations" to ensure compliance with standards. As the State Department Report, the NLC Report, and the Business Week article demonstrate, in China, where Wal-Mart has over 1000 suppliers, Wal-Mart's self-policing of its suppliers adherence to the Supplier Standards is grossly ineffective. For example, Wal-Mart-hired auditors (Cal Safety) inspected the Chun Shi factory in China several times in 1999, but failed to uncover many of the serious abuses listed in the NLC report, including beatings and confiscated identity papers. See Business Week (October 2, 2000). Wal-Mart has had its Supplier Standards in place since 1992, yet gross violations of these standards are still taking place today.

In sum, the Proposal is more proactive, comprehensive and specific and offers more protection than Wal-Mart's Supplier Standards and contains significant elements Wal-Mart's standards do not. Additionally, the facts show that Wal-Mart has not even substantially implemented its Supplier Standards.

C. The Proposal Raises Substantial Policy Issues and May Not be Excluded Pursuant to Rule 14a-8(i)(7).

Wal-Mart next argues that the Proposal raises matters that are within the scope of ordinary business and urges that the Proposal be excluded under Rule 14a-8(i)(7). Wal-Mart specifically argues that the Proposal pertains to issues "so fundamental to management's ability to run a company" that the proposal could not "be subject to direct shareholder oversight." Wal-Mart further argues the proposal seeks to "micro-manage" the company. The Commission however, has flatly rejected these arguments. In Stride Rite (January 16, 2002), the proponents submitted an identical proposal to the Proposal at issue here and the company's argument was the same as Wal-Mart's arguments are here. The

4 This report was obtained form the Department of State website: www.state.gov.

Commission refused to omit the proposal on Rule 14a-8(i)(7) grounds.

The Stride Rite case strongly reaffirms the Commission's longstanding position that proposals that may involve matters of ordinary business must nevertheless be included in the proxy statement if they deal with matters with "significant policy, economic or other implications inherent in them." Release Number 34-12999. The Commission has often recognized the overarching significance of international human rights issues when dealing with resolutions involving, e.g., the Sullivan Principles, the CERES Principles, and the MacBride Principles. The Proposal raises issues that are at the forefront of international discourse concerning globalization and free trade. Undoubtedly, the Proposal addresses significant policy concerns. The Proposal addresses labor relations in a global sense, committing the Company to implement a code of conduct "based on" the five ILO principles. Such general direction in no way interferes with the management's ability to run the Company. It is clear, based on Stride Rite, the Proposal should be included in Wal-Mart's proxy materials.

Up until the Stride Rite decision, in which the Commission decided the exact issues at issue in this case in favor of the proponents, Staff had frequently been siding with proponents by refusing to grant "no action" relief to companies seeking to exclude from their proxy statements pursuant to Rule 14a-8(i))(7), proposals virtually identical or similar to the Proposal at issue here. See, e.g. PPG Industries, Inc. (January 22, 2001) (Staff refused to grant a "no-action" letter for a proposal under Rule 14a-8(i))(7) virtually identical to the one at issue here); American Eagle Outfitters, Inc., (March 20, 2001) (Staff refused to grant a "no-action" letter for a proposal under Rule 14a-8(i))(7) similar to the one at issue here). See also the Oracle Corporation (August 15, 2000) and Microsoft Corporation (September 14, 2000) cases. The resolutions at issue in those cases asked the companies to endorse a set of principles similar to those advanced by the Proposal and the proposals were not omitted under Rule 14a-8(i)(7).

Wal-Mart argues that any reference to labor relations brings the Proposal within the ambit of ordinary business, even if social policy issues are raised. Considering that the proposal in Stride Rite is identical to the Proposal at issue here, Wal-Mart's argument and the cases it cites in support, are inapplicable. However, even if Stride Rite had not been decided, the cases Wal-Mart cites would still be distinguishable. For example, in K-Mart Corp. (March 12, 1999); Wal-Mart Stores, Inc. (March 15, 1999); The Warnaco Group (March 12, 1999); and United Technologies Co. (February 19, 1993), Staff granted "no-action" relief because the proposals dealt specifically with wage issues, unlike this case. In Intel Corp. (March 8, 1999), Staff allowed the proposal to be omitted under the ordinary business exception because it called for the company to issue an employee "Bill of Rights" requiring it to implement polices treating its employees with "professional dignity an respect" and to "uphold the strictest standards of honesty and integrity." No human rights issues or significant policy issues were involved. In Modine Manufacturing Company (May 6, 1998), Staff allowed the proposal to be omitted under the ordinary business exception because it called for the company to develop a code of conduct guaranteeing employees the right to organize and maintain unions. Again, there were no human rights issues or significant policy issues involved. Intel and Modine clearly were extremely different cases from this one. Tellingly, according to the SEC, proposals relating to such matters as the management of the workforce, including, but not limited to the hiring and firing of employees, "that focus on sufficiently significant social policy issues (e.g. significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Release Number 34-40018. The Proposal falls into this category.

Accordingly, the Proposal should not be excluded pursuant to Rule 14a-8(i)(7).

Conclusion

For the reasons stated above, the Funds respectfully submit that Wal-Mart's request for no-action relief be denied. Should you have any questions or require any additional information, please contact me.

Thank you for your time and consideration.

Very truly yours,

Samantha M. Biletsky
Associate General Counsel

cc: Allison D. Garrett

EXHIBIT 1

Made in China

The Role of U.S. Companies

In Denying Human and Worker Rights

Table of Contents

— **Keng Tau factory**

— **Tong Ji factory**

—**Wei Li Textile, Ltd.**

- RCA TVs
- **Finding Spiegel in China**

Labor Activists Imprisoned in China

Rhetoric *versus* Reality

Introduction

For years, and now again with renewed vigor, U.S. companies have claimed that their mere presence in China would help open that society to American values. In effect, we are told that U.S. companies operating in China will also be on the front lines, acting as mini-universities of a sort, doing the heavy lifting in inculcating and spreading respect for human, women's and worker rights and democratic freedoms by their own example.

On one hand, there is no doubt that U.S. companies have a major presence in China. In 1997, of the $45.3 billion in direct foreign investments made in China, investment by U.S. companies was second only to that of Hong Kong. Of the total foreign investment, 62 percent went into funding 14,716 new manufacturing facilities. **Today U.S. companies import a full 36 percent of China's total exports worldwide.** On the other hand, can we believe the U.S. corporations when they claim that they have improved human and worker rights conditions in China? Unfortunately, we cannot. Their record all too clearly demonstrates otherwise.

Recent in-depth investigations of 16 factories in China producing car stereos, bikes, shoes, sneakers, clothing, TVs, hats and bags for some of the largest U.S. companies clearly demonstrate that Wal-Mart, Nike, Huffy and others and their contractors in China continue to systematically violate the most fundamental human and worker rights, while paying below subsistence wages. The U.S. companies and their contractors operate with impunity in China, often in open collaboration with repressive and corrupt local government authorities.

Take Wal-Mart for example, the largest retailer in the world and the largest importer of goods into the United States. The best estimate is that Wal-Mart uses 1,000 contractors in China, with factories hidden across the country. (We can only estimate this, because Wal-Mart refuses to provide the American people with even a list of the factories the company uses in China to make the goods we purchase--though Wal-Mart does provide the same information to the government of China!)



Fubu sneakers are made by young women locked in a walled compound with four guard towers at the corners, and paid 23 cents an hour to work 12 hours a day. Local security police keep an eye on the factory.

Recently we discovered Kathie Lee handbags being made for Wal-Mart at the Qin Shi factory, where 1,000 workers were being held under conditions of indentured servitude, forced to work 12 to 14 hours a day, seven days a week, with only one day off a month, while earning an average wage of 3 cents an hour. However, even after months of work, 46 percent of the workers surveyed earned nothing at all--in fact they owed money to the company. The workers were allowed out of the factory for just an hour and a half a day. The workers were fed two dismal meals a day and housed 16 people to one small, crammed dorm room. Many of the workers did not even have enough money to pay for bus fare to leave the factory to look for other work. And when the workers protested being forced to work from 7:30 a.m. to 11:00 p.m., seven days a week, for literally pennies an hour, 800 workers were fired.

How is Wal-Mart's behavior in China spreading respect for human rights?

Nike is another example, with approximately 50 contractors in China, employing more than 110,000 workers. One can see the "swoosh" and "Just Do It" slogan painted on the walls of Nike's contractor's factory, Sewon, right behind the locked metal gate and the iron bars and grates covering the windows. People in the community told us that the young workers are paid 20 cents an hour and work 11 to 12-hour shifts. Also, they explained, they factory will not hire anyone over 25 years of age.

At the Hung Wah factory, young women work from 7:30 a.m. to 10:30 p.m., seven days a week, sewing Nike clothing for an average wage of 22 cents an hour.

At the Keng Tau Handbag company, young women work seven days a week during the busy season sewing Nike bags and backpacks from 8:00 a.m. to 10:00 p.m., receiving just one day off a month. Some workers earned as little as 8 cents an hour. To hide the amount of illegal overtime hours, factory managers told the workers not to punch their time cards for night or Sunday work.

How is Nike's actual behavior in China spreading respect for human rights?

A recruitment ad for the Lizhan factory where New Balance sneakers are made advertised for "Females only, age 18-25." The base wage at the factory is 18 cents an hour, and the workers need permission to leave the factory grounds. Factory and dorms--where 20 women share one small dorm room, sleeping on triple-level bunk beds--are locked down at 9:00 p.m. every night. When workers in the polishing section could no longer stand the grueling overtime hours and low pay and went on strike, they were all fired. Factory management then lectured the remaining workers that they would not tolerate unions, strikes, bad behavior or the raising of grievances.

Far from defending human rights, the record shows that U.S. companies and their contractors in China are actively involved in the systematic denial of worker rights. U.S. companies are milking a system that does not allow for dissent and where anyone trying to form an independent union will be fired, arrested and imprisoned for 5 to 8 years without a trial.



But, far from defending human rights, the record shows that U.S. companies and their contractors in China are actively involved in the systematic denial of worker rights.

How is New Balance's behavior helping to develop respect for human rights in China?

There is no doubt that U.S. companies are in the front lines in China, importing for example 1.2 billion garments a year made in China, as well as shoes, sneakers, toys and sporting goods made in China that will retail in the U.S. for over $39 billion a year. But the fastest growing U.S. imports from China are computers and computer parts, which are increasing by 74 percent each year; phones and other telecommunications equipment which are up 72 percent annually, and electrical goods which are up by 127.6 percent.

Far from defending human rights, the record shows that U.S. companies and their contractors in China are actively involved in the systematic denial of worker rights. U.S. companies are milking a system that does not allow for dissent and where anyone trying to form an independent union will be fired, arrested and imprisoned for 5 to 8 years without a trial.

Just ask Liu Dingkui about labor rights in China. He was arrested in January 1999 for organizing a demonstration of 500 steelworkers demanding back wages from the state-owned Peijiang Iron and Steel factory in Jiangyou City. He is now serving 1 ½ years in a hard labor camp for "re-education."

Or, ask Zhang Shanguang who was sentenced on December 27, 1998 to 10 years imprisonment for "supplying intelligence to organizations outside China." He had filed stories with foreign radio stations describing widespread labor and peasant unrest in his home county of Shupu. The list goes on.

There are no workers rights in China, and U.S. companies are, unfortunately, a part of the problem.

How the Research Was Done

China is a hot topic these days, as it should be. China is currently the world's seventh largest economy and may well be the world's largest in the next 25 years. What happens in China will have a profound impact in shaping the global economy and determining whether or not fair trade will be linked to respect for human and worker rights and payment of living wages. Yet, despite the vast importance of China's position there is precious little known about the role of U.S. multinational corporations in China, and about conditions in their own and their contractors' factories.

This research project was undertaken to help fill this enormous void. The research for "Made in China" began in March 1999, and will continue into the future.

despite the vast importance of China's position there is precious little known about the role of U.S. multi-national corporations in China

This is just the first of a series of planned reports documenting factory conditions and the struggle of workers in China to win their rights.

The National Labor Committee made two trips to China, in July 1999 and again in January 2000. But the vast majority of the research was done by very brave and dedicated human rights organizations in the region, along with courageous labor rights activists, some of whom are operating inside mainland China. For obvious security reasons, we will not identify the names of our colleagues or their organizations.

Hopefully, this report will provide more than just documentation on factory conditions. We hope that it will also help build an active international solidarity movement in the United States to support the workers' struggle for human and worker rights in China.


JUST DO IT

Nike contractor in Northern China

Does it get better with other U.S. companies?

- Huffy bikes are made in China by workers forced to work from 7:00 a.m. to 11:00 p.m., 7 days a week, earning as little as 25 cents an hour. Failure to
- At the end of the day, they must line up and leave the factory single file. The factory is surrounded by a 15-foot wall topped with barbed wire.

work overtime is punished with the loss of two-day's wages. Twelve workers are housed in tiny, dark dorm rooms.

- Timberland shoes are made in China by 16 and 17-year-old girls forced to work 14 hours a day, seven days a week for 22 cents an hour, often in temperatures over 100 degrees Fahrenheit. The young women are threatened and coached to lie to any auditors visiting the factory.

- Alpine car stereos made by young women working 9 ½ hours a day, 6 days a week, staring into microscopes as they solder the fine pieces of the stereo for 27 to 31 cents an hour. An electronic scoreboard traces their progress in meeting their daily production goal.

- Keds made in China by 16-year-old girls applying toxic glue with their bare hands, the only tool given them, a toothbrush.

- Spiegel clothing are made in China by women forced to work from 8:00 a.m. to 11:00 p.m., seven days a week. If they arrive a minute late, they are fined two hours' wages.

- Fubu sneakers are made by young women locked in a walled compound with four guard towers at the corners, and paid 23 cents an hour to work 12 hours a day. Local security police keep an eye on the factory.

- RCA TVs are made by young women--some just 14 years old--working from 7:30 a.m. to 9:00 p.m. or even midnight, seven days a week, for a base wage of 25 cents an hour. Workers are fined 10 hours' pay if they make a mistake on the production line.

<< BACK | NEXT >>

Wal-Mart Dungeon in China

Qin Shi Handbag Factory
Sanxiang Town
Zhongshan City
Guangdong Province, China

For easy navigation use these links

Summary: Wal-Mart/Qin Shi Factory

- 14-hour shifts, 7 days a week, 30 days a month.
- Average take-home pay of 3 cents an hour, $3.10 for a 98-hour workweek.
- One worker earned 36 cents for an entire month's work.
- 46 percent of the workers earned nothing at all and were actually in debt to the company.
- Housed 16 to a room and fed two dismal meals a day.
- Physical and verbal abuse.
- Held as indentured servants, identification documents confiscated, allowed to leave the factory just 1½ hours a day.
- 800 workers fired for fighting for their basic rights.
- Wal-Mart audits a total farce.

There are 1000 workers at the factory; 90% of them young men 16 to 23 years of age; almost all migrants are from rural areas.

Wal-Mart started producing Kathie Lee handbags at the Qin Shi factory in September, 1999. The workers passed us a Qin Shi/Wal-Mart invoice form dated September 2, 1999 which calls for the production of 5,400 Kathie Lee handbags (style #62657 70575) to be delivered no later than October 20, 1999.

Before that Qin Shi produced handbags for **Payless** carrying the **Predictions** label. (In 1999, Payless was the eighth largest importer by weight of goods entering the United States. Wal-Mart was, of course, the first. In the latest six-month period available—October 1999 to March 2000-a search of U.S. Customs Department shipping records made available in the PIERS database, show that **53 percent** of Wal-Mart's total imports worldwide come from China.)

Qin Shi Factory/Wal-Mart:
Indentured Servants held under prison-like conditions

The daily work shift at the Qin Shi Factory is 12 to 14 hours, seven days a week, 30 days a month. At the end of the day the workers return "home" to a cramped dorm room sharing metal bunk beds with 16 other people. At most, workers are allowed outside of the factory for just one and one half hours a day. Otherwise they are locked in.

Working up to 98 hours a week, it is not easy to find the time to go out. But the workers have another fear as well. Before entering the Qin Shi factory, management confiscates the identification documents of each worker. When someone goes outside, the company also takes away their factory I.D. tag, leaving them with no identification at all. If you are stopped by the local security police you could be detained and deported back to your rural province as an illegal migrant.

When you need to use the bathroom the company again confiscates your factory I.D. and monitors the time you spend. If you are away from your workstation for more than eight minutes you will receive a severe fine.

back to top

All new employees are illegally charged a deposit of 80 rmb ($9.64 U.S.) for a three year work contract, along with another 32 rmb ($3.86) for the first 10 days living expenses, which includes two dismal meals a day.

Further deductions from the workers' wages are made for the temporary residency and work permits the workers need, which the factory management intentionally delays applying for for several months. This also leaves the workers trapped and afraid to leave the factory grounds, since without these legal permits they can be deported at any minute.

Qin Shi management also illegally withholds the workers first month's wages, so it is only at the end of the second month that the workers receive, or may receive, their first pay. Because of all of the deductions and fines, many workers earn nothing at all after two months work, and instead, are actually in debt to the company.

Fines for violating any of the strict company rules are severe, a practice made even worse by the fact that armed company security guards can keep 30 percent of any fines they levy against the workers.

The workers making Wal-Mart Kathie Lee handbags report being subjected to body searches, as well as physical and verbal abuse by security guards and quality control supervisors.

The workers are charged 560 rmb ($67.47 U.S.) for dorm and living expenses, which is an enormous amount given that the highest take home wage our researchers found in the factory was just 10 cents an hour. There were others who earned just 36 cents for more than a month's work, earning just 8/100th of a cent an hour. Many workers earned nothing at all and owed money to the company.

Seventy percent of the workers said they lacked money for even the most basic expenses, and were forced, for example, to go without even bread and tea for breakfast.

Lacking money and with constraints on their freedom of movement the Qin Shi workers making Kathie Lee handbags were being held in conditions resembling indentured servitude.

In a vicious trap, they did not even have enough money to travel to look for other work.

Wal-Mart Bags Made Under Slave-like Conditions in China

A Wal-Mart Production order was carried out of the **Qin Shi Handbag Factory** by the workers. The production order was signed on September 2, 1999 by Yu Lin Chen and Su Chun Wong.

Kathie Lee Handbags
#62657 70575
Made in China
All Man Made Materials
Dept. 31
KL 6021E
$8.96

The Qin Shi Handbag Factory was to produce **5,400 Kathie Lee handbags, style #62557 70575** with a delivery date of October 20, 1999. The invoice notes that Wal-Mart will accept no late deliveries.

Label notes: "A portion of the proceeds from the sale of this product will be donated to various children's charities."

back to top

The Qin Shi factory has such a notorious reputation for cruelty and exploitation that the workers admit they are ashamed to tell anyone where they actually work – to endure such conditions must mean that you are very, very poor and down on your luck.

Wal-Mart carried out an inspection/audit at Qin Shi in early November 1999 and the factory passed with flying colors. The audit was obviously a farce – as will become clear later – and one can only conclude that Wal-Mart simply does not know and does not care what its contractors are doing.

Eventually the workers at Qin Shi could stand no more abuse, and fought back. Eight hundred workers were fired in December, but they did at least win some of their back wages.

Hours: 12 to 14 Hours a Day, 7 Days a Week, 30 Days a Month

The "regular" daily work shift is:

- *7:00 a.m. to 12 noon*
- *1:30 to 5:30 p.m.*

- *6:30 to 9:30, 10:30 or 11:30 p.m.*

The workers are at the Qin Shi factory up to 115½ hours per week, from 7:00 a.m. to 11:30 p.m., or 16 1/2 hours a day, seven days a week. This was the schedule in September, which is their busy season, when they were making the Wal-Mart handbags.

But they were paid for only 14 hours a day, and 98 hours a week.

Working seven days a week and 30 days a month, essentially the workers would receive one day off every other month.

All overtime work is mandatory. The 98-hour workweek at Qin Shi exceeds the legal limit on total overtime by **200 percent**. (China's labor law states that overtime cannot exceed 36 hours a month, or 9 hours a week over the regular 40-hour, 5-day workweek).
Despite these excessively long hours, the workers receive **no overtime premium**, earning always the same standard piece rate.

Wages: Average wage - 3 cents an hour! Highest wage 10 cents an hour, 46% of the workers earn nothing at all and in fact owe the company money.

All the workers at Qin Shi are paid according to a piece rate system, which varies given the type of operation required. Piece rates per unit completed ranged from 1/10th of a cent to 4/10ths of a cent, with the average being just a little over 2/10ths of a cent. So, for example, if a worker sewed 100 pieces for the Kathie Lee handbags, he or she would earn 24 cents.

In September and October, when the factory was producing Wal-Mart, the range of the workers wages varied wildly, **but no one came even remotely close to making the already below-subsistence legal minimum wage of about 31 cents an hour, on which no one can possibly survive.**

The highest take-home wage we found in the factory was just **10 cents an hour**, or **$1.20 a day -- $44.22 for 37 days of work.**

The average wage in a sample of 24 workers amounted to only **3 cents an hour**. However, of that sample **46 percent of the workers earned nothing at all** after more than a month's work, and in fact owed the company money due to all the deductions for company dorm and food expenses, fines and other illegal withholdings.

One worker earned 36 cents for the entire month of August, which would amount to **8 cents a week, or 8/100ths of a cent an hour.**

The Kathie Lee handbag the workers make at the Qin Shi Factory retails at Wal-Mart for $8.76, which by American standards is quite cheap. However from the perspective of the average worker in the factory, earning just 3 cents an hour, the Kathie Lee handbag is very expensive indeed. At 3 cents an hour, he would have to work 299 hours to purchase such a handbag for his girlfriend.
Because of the pitiful and illegally low wages at the Qin Shi factory the workers were forced to go without even the most basic necessities. Seventy percent of the workers reported lacking the money for even a tiny breakfast. Kept in the position of indentured servants, the workers had no money or savings even to leave the factory to look for other work.

back to top

Average Wage at Qin Shi

- 3 cents an hour
- 44 cents a day (for a 14-hour workday)
- $3.10 a week (for a 7-day, 98 hour work week)
- $13.43 a month
- $161.16 a year

Legal Minimum Wage in Zhongshan City (Which is already below subsistence levels)

- 31 cents an hour
- $1.79 a day (for an 8-hour workday)
- $12.51 a week (for a 5 day, 40 hour work week)
- $54.22 a month
- $650.60 a year

Highest Wage at Qin Shi

- 10 cents an hour
- $1.40 a day (for a 14-hour workday)
- $9.80 a week (for a 7-day, 98-hour work week)
- $42.47 month
- $509.60 a year



Working for Wal-Mart in China...For Nothing
10 cents an hour is the highest wages

Nearly half the workers surveyed (46%) actually owed the company money after a month's work!

The pay records below were drawn from a sample of 24 workers from the **Qin Shi Handbag Factory** in Zhongshan, China, where they sew Kathie Lee handbags for **Wal-Mart.** The workers are paid according to a piece rate. They work 12 to 14 hours a day. The paycheck they received on October 31, 1999 covered the 37-day period from August 20 to September 27. The names of the workers are being withheld to protect their security. Since Qin Shi factory management fines the workers $2.49 for failure to return their pay records, the workers had to take advantage of their one-hour supper break to sneak out and xerox their pay stubs.

19 Workers Surveyed from the Sewing Department

Worker	Hourly Wage	Daily Wage (12-14	No. Days Worked	Net Pay (after	Number of Pieces	Average piece rate pay per unit	Total Gross Pay (before

		hr workday)		deductions for dorm, food, fines)	Sewn each day		deductions)
A	9-10 cents	$1.20	37	$44.22	1,010	2/10 of 1 cent	$60.12
B	8-9 cents	$1.09	34	$36.99	413	4/10 of 1 cent	$52.89
C	6-7 cents	$0.86	38	$32.77	1,073	1/10 of 1 cent	$48.67
D	6-7 cents	$0.86	37	$31.69	760.22	2/10 of 1 cent	$47.59
E	6-7cents	$0.83	37	$30.60	673.30	2/10 of 1 cent	$46.51
F	6-7 cents	$0.81	37	$30	622	2/10 of 1 cent	$45.90
G	0.8-0.9cents	$0.11	27	$2.89	361	4/10 of 1 cent	$40.00
H	4-5 cents	$0.61	35	$21.20	331	3/10 of 1 cent	$37.11
I	0 cents	$0.00	35	(owed $1.81)	684	2/10 of 1 cent ($0.0014759)	$35.30
J	3-4 cents	$0.44	40	$17.71	393	2/10 of 1 cent	$33.61
K	3-4 cents	$0.43	37	$16.63	434	2/10 of 1 cent	$32.41
L	0 cents	$0.00	35	(owed $7.11)	398.4	2/10 of 1 cent	$27.71
M	0 cents	$0.00	32	(owed $20.72)	401	2/10 of 1 cent	$22.53
N	0 cents	$0.00	23	(owed $18.92)	691.83	1/10 of 1 cent	$18.19
O	0 cents	$0.00	31	(owed $19.16)	474	1/10 of 1 cent	$17.95
P	0 cents	$0.00	19	(owed $23.61	515	1/10 of 1 cent	$13.49
Q	0 cents	$0.00	17	(owed $26.39)	309.5	2/10 of 1 cent	$10.72
R	0 cents	$0.00	9	(owed $33.49	324	1/10 of 1 cent	$ 3.61
S	0 cents	$0.00	10	(owed $34.46)	186	1/10 of 1 cent	$ 2.65
--Five Workers Surveyed from the Gluing Department--							
T	7-9 cents	$1.03	37	$38.19	740.11	2/10 of 1 cent	$54.10
U	1 cents	$0.15	32	$4.91	541	2/10 of 1 cent	$42.05
V	5 cents	$0.65	35	$22.77	480.34	2/10 of 1	$38.67

						cent	
W	0 cents	$0.00	27	(owed $11.20)	340	3/10 of 1 cent	$25.90
X	0 cents	$0.00	24	(owed $20.84)	446	15/100 of 1 cent	$16.27

Note: The monthly payday is on an irregular schedule, varying according to production volume and delivery date. Deductions are withheld from the workers' wages for living/dorm expenses, food, job placement fee, temporary residency permit and various fines (e.g.-for not returning ones pay record). The exchange rate is 8.3 rmb to $1.00 U.S.

back to top


collection

The Wal-Mart Audit: A True Farce

After having begun production at the Qin Shi factory in September, Wal-Mart sent an inspection team to visit the factory in early November to conduct an audit.

The visit was announced in advance and Qin Shi management was well prepared. Before Wal-Mart arrived, management split the factory in two. Those still working on the first and second floors of the building remained Qin Shi employees, while those working on the third and fourth floors would now be working for a separate front company called the **Yecheng Leather Parts Factory.** This factory was illegal and unregistered, and in fact the 800 workers there still continued to do the same work producing the Kathie Lee handbags. The Yecheng Leather Parts Factory was simply a front company set up to fool or appease Wal-Mart. On the third and fourth floors conditions remained wretched with excessively long overtime hours till 11 p.m. and criminally low wages, since the workers had to strain to also finish uncompleted production quotas from the first two floors, which were now turned into a "model" factory of sorts.

Meanwhile, in November, the 200 workers left on the first and second floors started to receive 350 rmb ($12.17 U.S.) a month in back wages, to make up for the below-minimum wages they had been earning since September when the Wal-Mart work began. Also, from November onward these workers were to be paid the legal minimum wage $12.51 a week, even if the company continued to cheat and fudge on the amount of overtime actually worked.

The first and second floors were cleaned, and fancy high quality toilet paper was installed in the bathrooms. Wal-Mart's Code of Conduct went up on the wall. Even Wal-Mart's human rights hotline numbers were posted: 1-800-WM-ETHIC for the U.S. and 1-800-963-8442 for outside the U.S.

Any serious auditor would realize rather quickly that those 200 workers

Wal-Mart's audits are a farce, and one can only conclude that Wal-Mart does not care, and really does not know what its contractors are doing. **Wal-Mart refuses to publicly disclose to the American people even the names and locations of the**

factories they use in China. They claim this information is a trade secret.

alone could not be producing the amount of goods Wal-Mart ordered, and might even have walked up the flight of stairs to see the other 800 workers doing the vast majority of the work.

But Wal-Mart's audits are a farce, and one can only conclude that Wal-Mart does not care, and really does not know what its contractors are doing. Wal-Mart then covers this farce by threatening to pull out of any factory violating Wal-Mart's Code of Conduct --that is, in the unlikely event that they are actually exposed by a handful of tiny NGOs searching for the estimated 1,000 hidden contractors Wal-Mart uses in China alone. **Of course, Wal-Mart refuses to publicly disclose to the American people even the names and locations of the factories they use in China.** They claim this information is a trade secret.

The Workers Fight Back and 800 are Fired. But They Did Win a Significant Victory.

On November 28, Qin Shi management posted an announcement stating that the 800 workers on the third and forth floors would, as of December 10, have to start purchasing food coupons in order to eat in the factory canteen. But the workers were already penniless and miserably underpaid, and lacked even the money to purchase the food coupons. It was another way of saying that many of the workers would now have to starve.

That was the last straw. A group of workers went on the offensive publicly denouncing the exploitive conditions at the Qin Shi factory including:

- The use of child labor
- Body searches
- Confiscating worker identification documents
- Fines
- Below-minimum, starvation wages
- Excessively long overtime hours, working until 11:00 p.m., seven days a week
- Physical and verbal abuse
- Recruitment fees and other illegal deductions
- The total repression of all human and worker rights, even the right to complain or raise a grievance, which were immediately met with firings

In mid-December, Qin Shi management shut down the third and fourth floors, firing all 800 workers.

But the workers refused to leave until they received their back wages and the deposits which they were owed – and they won!

This might not seem like much of a victory, unless one understands the climate of total suppression of all worker rights in China.

A Worker Tries to Call Wal-Mart's Hotline

A worker at the Qin Shi factory tried to call Wal-Mart's human rights complaint phone number: AT&T Direct 1-800-963-8442 (outside the U.S.). The worker could not get through.

Later a letter was sent to Wal-Mart headquarters on Bentonville, Arkansas. It is not known if that got through. At any rate, there has been no response from Wal-Mart.

As of our last contact with the workers in mid-January 2000, Wal-Mart production continued at the Qin Shi factory.



back to top

Wal-Mart Discloses Factory Locations to Government in China

Why does Wal-Mart refuse to provide this same information to the American People?

During the busy season, workers will be at the factory up to 14 hours a day, seven days a week, from seven a.m. to 10 p.m. earning just 33

The National Labor Committee recently purchased a Disney garment in a Wal-Mart Supercenter in Shenzhen in the south of China. A hangtag on the garment identified the specific name and location of the factory in China where the Disney child's sweatshirt was made.

The question is: If Wal-Mart and Disney will provide the authoritarian government in China with the names and addresses of the factories in China where they are making their goods, then why do they continue to refuse to release this very same information to the American people?

In China, under the Law of Consumers Rights (Chapters 2 and 3), consumers have the right to know the origin of the products they purchase, including supplier information. Of course, like all laws in China, implementation can be weak and spotty. Still, the principle exists and in some cases Wal-Mart and

cents an hour

Disney respect the law and make available their suppliers' names and locations.

See: "Mulan's Sisters/Working for Disney is No Fairy Tale" by Hong Kong Christian Industrial Committee and CAFOD Hong Kong, April 1999

Why is it that Wal-Mart can trust the Chinese government, but it will not trust the American people?

From the hangtag on the Disney garment we learn that it was sewn at the **Midway Daily Products Factory**, located in Guangzhou, Guangdong Province, China.

Not that Wal-Mart or Disney would have much to brag about regarding conditions at the Midway factory. During the busy season, workers will be at the factory up to 14 hours a day, seven days a week, from seven a.m. to 10 p.m. earning just 33 cents an hour. Ten workers share a single dorm room. Any attempt to form an independent union will be crushed. If a worker is absent for three days, he or she is fired. Arriving at work 15 minutes late is punished with a fine amounting to more than a full day's wages.

During the slow season, when workers are in a 50-hour weekly schedule, they earn $16,68. Overtime is rewarded with an extra 10-cent-an-hour premium.

back to top

Working for Wal-Mart in China: Earning 36 cents a month, 8 cents a week or, 1/10th of a cent per hour

Pay for the top 14% of Wage Earners at Qin Shi

- 5 cents an hour
- 60 cents a day (for a 13-hour shift)
- $4.18 per week (for a 91-hour, 7-day workweek)
- $18,10 per month

$217.16 per year



Footwear Factory in China. China accounts for 60% of all the shoes imported to the U.S., with a retail value of $16.9 billion a year.

Another example of wages at the Qin Shi Factory, where they sew Kathie Lee handbags for Wal-

Mart, is outlined below. At Qin Shi, the regular shift is 12 to 14 hours a day, seven days a week, with one day off per month.

1.) **Mr. X, Shandong Province**: Started working in the trimming section of the factory in March 1999, earning just **65 cents** an hour (5.4 rmb) in August and around **$6.02** (50 rmb) in September. This would put Mr. X's average wage for these two months at **77 cents** a week—***8/10ths of a cent per hour***.

2.) **Mr. Y, Guangxi Province**: Started working in the factory on April 30, 1999 and by October 29, after working 5 months and 29 days—had earned a total of **$19.52** (162 rmb). This amounts to ***75 cents for a full 91-hour workweek, or 8/10ths of one cent per hour.***

3.) **Mr. A, Guangxi Province**: Started working in the factory May 4, 1999, and after nearly six months of work, on October 30, was paid a total of $42.17 (350 rmb). This would come to ***$1.62 a week—2 cents an hour.***

4.) **Mr. B, Guizhou Province**: Was able to earn just **$39.76** (330 rmb) in five months of work, and received his first pay only after completing three months of work. His pay averaged ***$1.84 a week—2 cents an hour.***

5.) **Mr. C, Henan Province**: Started working on July 22, 1999, receiving his August wages on September 30, earning $30.24 (251 rmb). This was the highest wage in the group, coming to **$6.98 a week**—*8 cents an hour.* However, the following month, he received only partial payment.

6.) **Mr. D, Henan Province**: Started working on June 18, 1999 and received just **36 cents for the full month of August.** This amounts to earnings of **8 cents a week, or 1/10th of a cent (.09 cents) an hour.** The following month, Mr. D did much better, earning **$14.46** (120 rmb) for September. His 4-cent-an-hour wages, **$3.34 for the week**—ranked him among the top 30 percent of wage earners in his production team of 80 people.

7.) **Mr. E, Henan Province**: Started working on June 7, 1999, but by the end of October ***had earned nothing at all, and in fact owed the factory $12.05*** (100 rmb). After 19 weeks of work, Mr. E had actually lost money.

8.) **Mr. F, Henan Province**: Started working on June 14, 1999 and received $24.14 (200.4 rmb) for July, ranking him 10th in earnings among his 100-member production section. For August, Mr. F received $12.05 (100 rmb) which still ranked him in the top 14 percent of his team. For the two months, Mr. F's average weekly wage was ***$4.18—5 cents an hour.***

back to top

<< BACK | NEXT >>

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Writer's Direct Dial: (212) 669-2376
Facsimile: (212) 815-8557
sbilets@comptroller.nyc.gov

March 21, 2002

Via Express Mail
Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

02 MAR 22 PM 3:04
RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: Wal-Mart Stores, Inc.;
New York City Employees' Retirement System, New York City Teachers' Retirement System, New York City Police Pension Fund, and the New York City Fire Department Pension Fund Shareholder Proposal

Ladies and Gentlemen:

Thank you for providing me with an opportunity to respond to the letter dated March 6, 2002 from the Senior Corporate Counsel of Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company") to the Securities and Exchange Commission. I write on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund (the "Funds").

Wal-Mart once again argues that the Proposal may be omitted under Rule 14a-8(i)(3) because it does not own any international production facilities. Additionally, Wal-Mart claims that it already contracts with several independent monitors who monitor compliance with its vendor supplier standards. Again, the Funds respectfully request that the Division deny the relief that Wal-Mart seeks. (See the Funds' letter to the SEC, dated February 22, 2002).

Wal-Mart's argument that it does not own "international production facilities" intentionally misconstrues the Proposal. The Proposal clearly covers international suppliers regardless of ownership. As stated in our February 22, 002 letter, Wal-Mart, the biggest importer of goods in the United States, has voluminous contracts for production of goods in China and in other countries known for violating workers' human rights. The National Labor Committee has estimated that Wal-Mart uses 1,000 factories in China and more than 30,000 factories around the world.[1] Therefore, the Company's claim that the Proposal is misleading because it does not own its own production facilities is without merit and must be rejected.

1 See www.oneworld.org: Labor –US: Activists Target Wal-Mart Overseas on Workers' Rights

Additionally, Wal-Mart states that it "contracts with several independent monitoring organizations, which monitor the compliance of vendors from whom Wal-Mart buys products with Wal-Mart's Supplier Standards." Wal-Mart, however, does not supply any evidence to back up its statement. In a news media account in January 2001, a Wal-Mart spokesmen stated: "We have negotiated in good faith over the last several years with the ICCR and have serious reservations about third-party involvement in the monitoring process...."[2] In 2001, KLD removed Wal-Mart from the Domini 400 Social Index (KLD's propriety socially screened equity index) primarily because Wal-Mart did not sufficiently ensure that its domestic and international suppliers operated factories that met human rights and labor standards.[3]

Outside independent monitoring is a critical component of the Proposal, as it is the most effective way to ensure compliance with human rights standards.[4] Our Proposal provides that monitoring functions would be performed by an independent contractor not employed by the company and whose monitoring activities, including social audit, would therefore be wholly independent of the Company's influence and control. The singular goal of the monitoring entity would be to accurately assess compliance with human rights standards. To achieve this goal, among other things, the monitoring entity would conduct thorough audits, evaluations, and interviews with workers, local and regional non-government organizations, and trade unions, where available.

In addition to the arguments raised in our previous letter to you on this matter, we hope that this letter further clarifies the Funds' position that the Proposal should not be excluded pursuant to under Rule 14a-8(i)(3).

Pursuant to Rule 14a-8(g), Wal-Mart bears the burden of proving that the Proposal can be excluded under Rule 14a-8(i)(3). As detailed above, and in our pervious letter, Wal-Mart has failed to meet its burden.

The Funds respectfully request that you consider this letter, along with the prior letter submitted on February 22, 2002 and deny Wal-Mart's request for no-action relief. Should you have any questions or require any additional information, please contact me.

---

2 See www.wfn.org/2001/01/msg00152.html: Coalition Call On Wal-Mart to use independent monitors, Jan. 26. 2001. In January 2000, Wal-Mart had entered into negotiations with the Interfaith Center for Corporate Responsibility, a leading organization in the shareholder resolution process on the issue of independent monitoring but ultimately rejected the independent monitoring. Wal-Mart also decided against using locally based Non-Government Organizations at its vendors' factories in Central America. See footnote 3, *infra*.

3 See www.kld.com/benchmarks/walmart.html: Domini 400 Social Index Decision Series: Number Three; Wal-Mart Stores Inc., Summary

4 For instance, a lawsuit filed in 1999 charged a number of U.S. based companies with human rights violations of Saipan garment workers by violating, among other things, laws against involuntary servitude and forced labor. Some of the companies recently settled the case and agreed to pay approximately $ 8.8 million dollars to institute independent outside monitoring programs. See The Columbia Dispatch (November 1, 2001) and The Los Angeles Times (October 18, 2001). These articles were obtained from www.lexis.com

Thank you for your time and consideration.

Very truly yours,

Samantha M. Biletsky
Associate General Counsel

cc: Cindy Moehring

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 3, 2002

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 24, 2002

The proposal requests that the board commit to the implementation of a code of conduct based on ILO human rights standards.

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Keir Devon Gumbs
Special Counsel